UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 24, 2006

hanarotelecom incorporated ———————————————————————————————————
(Translation of registrant’s name into English)

17-7, Yeoido-dong, Yeongdeungpo-gu, Seoul, 150-874, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

hanarotelecom incorporated

Date: 03/24/2006	By:	Janice Lee
	Name:	Janice Lee
	Title:	CFO

EXHIBIT INDEX

Exhibit No.	Description

99.1	Resignation of Outside Director
99.2	Resignation of Audit Committee Member
99.3	Results of Annual General Meeting of Shareholders
99.4	Resolution on Granting the Stock Option Rights at Annual General Meeting of Shareholders
99.5	Change of Representative Director